Exhibit 99.1

ILOG REPORTS FOURTH QUARTER RESULTS

Fiscal Year Profit and Revenues at Record Levels

PARIS – July 27, 2005 - ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced results for its fiscal 2005 fourth quarter, ended June 30, 2005. For the quarter, the Company posted a net income of $1.5 million, earnings per share (EPS) of $0.08 and revenues of $32.6 million. These results compared with a net income of $0.2 million, an EPS of $0.01 and revenues of $26.3 million in the fourth quarter last year.

The Company also today announced the results of its 2005 fiscal year with an EPS of $0.36 and revenues of $125.3 million, which compared with an EPS of $0.09 and revenues of $102.8 million in the prior fiscal year.

“We have had a record quarter in terms of revenues, and a record year in terms of both revenues and profitability,” said ILOG Chairman and CEO, Pierre Haren. “Revenue growth – led by Europe at 37% – combined with an outstanding Business Rule Management System (BRMS) license growth rate of 60%, year over year, enabled us to deliver our best quarter ever. Our balance sheet continues to strengthen as we reached a cash position of almost $62 million.”

“Our BRMS revenue growth derives from the increasing number of companies that consider IT as a strategic weapon to make better decisions faster and manage change and complexity. We see policy automation initiatives taking shape across multiple industries and all around the world, especially in Europe,” added Haren.

Combined license and maintenance revenues for ILOG’s BRMS grew 53% for the quarter, and 32% for the fiscal year. The overall solid double-digit growth in BRMS revenue underscores the role of this technology for strategic applications as evidenced by deals with the Santander Group’s software company (Ingeniería de Software Bancario (ISBAN) 51% Banesto, 49% Santander), whose development work covers applications to be used by banks within the Santander Group, and with the French subsidiary of a leading European pharmaceutical company. These customers are part of a growing trend of large organizations worldwide that are looking at BRMS, as well as business process management (BPM), as key components of their service-oriented architecture (SOA) strategies. SOA is a new software design approach being promoted by IT research firms such as Forrester and Gartner and leading software vendors, including IBM, Microsoft and SAP.

Quarterly license revenues grew 22%, while license growth on an annual basis was 16%. These results reflect the excellent performance of ILOG’s BRMS and visualization products to a lesser extent. The Company’s optimization products’ license revenues had steady growth year over year but was affected by a lower royalty flows from ISVs, especially in this last quarter.

ILOG’s unique ability to offer both BRMS platforms and decision optimization solutions provided a competitive edge in winning deals. For example, ILOG won a significant contract with the North American division of one of the world’s largest financial institutions. This company will leverage the two technologies to create “best fit” loan proposals that meet corporate objectives and customer preferences in the mortgage lending market.

Additionally, our consulting revenues grew 46% over the prior fiscal fourth quarter due to strong demand for services, especially for BRMS projects. The related gross margin of 10%, similar to the same quarter last year, is still low due largely to ongoing investments in additional staffing and deferred revenues for long term projects for which revenues will be recorded upon successful completion of the engagements.

Business Outlook

The Company’s continued improvement in sales execution, along with positive IT trends, particularly customer investments in SOA initiatives, are the basis of a cautious optimism in a usually slow quarter. As a result, for the first quarter of fiscal 2006, ILOG management expects revenues between $30.5 million and $33.5 million and earnings per share of between $0.00 and $0.10, compared to revenues of $29.1 million and earnings per share of $0.14 in the first quarter of fiscal 2005. For the new fiscal year, which began on July 1, ILOG forecasts that the Company’s annual growth rate will continue to be around 20%, and anticipates improved profitability.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link, or to participate, contact Cubitt Consulting. A replay of the call will be available later.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 465 leading software vendors rely on ILOG’s market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 650 people worldwide.

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risk and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the risk that the Company may not be able to sustain the continued revenue growth of its BRMS and visualization product lines, as well as the steady performance of its optimization products, realize the benefits of perceived favorable trends in BRMS as a part of SOAs, policy automation initiatives, the use of our products for strategic applications and IT spending in general, or continue to use our product combinations to create a competitive advantage. In addition, the Company may not be able to achieve the anticipated revenue growth projected for the coming year or improve its profitability. Additional risks include future business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication, business process management and other software markets for the Company’s products, the Company’s end user and ISV strategies, the economic, political and currency risks associated with the Company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the Company’s form 20-F for the year ended June 30, 2004, which is on file with the United States Securities and Exchange Commission.

ILOG S.A.

Consolidated Income Statements (unaudited)

(figures in italics are in euros and French GAAP)

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and French GAAP)

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and French GAAP)

Discussion of Income Statement for the Quarter Ended June 30, 2005

Revenues and Gross Margin

Revenues in the quarter increased to $32.6 million from $26.3 million, or by 24%, compared to the same quarter in the previous year. Expressed at prior year constant currency rates, revenues increased by 22%.

Revenues by region were as follows:

License fee revenues increased significantly by 22% compared to the same quarter last year due largely to a 60% growth of the BRMS license revenues, particularly in Europe, which product line represents 49% of the Company’s license revenues in the quarter compared to 38% in the prior year. The visualization product line grew 26% during the quarter with a good performance in the defense and telecommunication sectors, especially in the U.S. As a result of decreasing royalties from the supply chain sector, the Company’s optimization product revenues decreased by 17% over the same quarter last year. The visualization and optimization product line revenues represent 25% and 26%, respectively, of license revenues in the quarter, compared to 24% and 38% in the same quarter for the prior year.

Maintenance revenues grew 14% in the quarter compared to the same quarter last year. This increase is the result of the growing installed base of ILOG customers.

Professional services revenues continued increasing with a growth of 46% in the quarter compared to the same quarter last year. This increase is mainly the result of BRMS implementations across geographies and continued support for existing ILOG customers. Related gross margin for the quarter is 10%, which is similar compared to the same period in the preceding year but lower than the average 16% rate observed during the fiscal year. This lower margin derives from the investment in staff consultants and projects with deferred revenues, mainly impacting the Company’s European consulting operations.

Operating Expenses

The 17% increase in operating expenses over the prior year is primarily due to an increase in hiring, as well as incentives paid in the quarter corresponding to year end goal achievements. The increase in operating expenses is also due to a strengthening euro against the dollar by 5% year over year, affecting more than half of the Company’s expenses, which are denominated in euros.

On June 30, 2005, the Company had 665 employees, compared to 614 a year earlier. This increase is mainly attributable to the hiring of 34 people in support of the professional services organization.

Other Income and Income Taxes

For the quarter, net interest and other income are negligible due to foreign exchange losses offsetting cash earnings.

Income taxes show a profit with the Company recording a $0.5 million French tax credit relating to research costs incurred in calendar 2004. The final tax credit will be claimed in September 2005 and may give rise to an additional credit. The tax credit for which ILOG will be eligible for calendar 2005 will be preliminarily recorded in December 2005.

Discussion of Income Statement for the Year Ended June 30, 2005

Revenues and Gross Margin

Revenues for the year increased to $125.3 million from $102.8 million, or by 22%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 18%.

Revenues by region were as follows:

Across geographies, the revenue growth was driven by all types of fees, and particularly by the increase in licenses revenues led by the telecommunication and finance sectors.

License revenues increased by 16%, to $67.7 million compared to $58.2 million in the prior year, benefiting from a 29% and 18% increase in license revenues from the BRMS and visualization product lines, respectively. BRMS license revenue growth was more significant in Europe, representing the increasing adoption rate of ILOG’s technology in new IT projects. The Company’s visualization revenue growth is due to a combination of excellent execution by the ILOG Direct (telesales) channel and the JLOOX acquisition in

July 2004. The Optimization product line increased only marginally by 2%, with an overall weakness of royalties from the supply chain sector offsetting good growth of new versions in the range of ILOG Optimization products, for example in the transportation sector. On the year, the BRMS, optimization and visualization product lines represent 44%, 31% and 25%, respectively, of the licenses revenues, as compared to 40%, 35% and 25% a year ago.

Overall maintenance revenues increased by 24% compared to last year, reflecting the growing installed base of ILOG licensees. The increased revenues have been achieved with a limited increase in the cost base of the customer support department thus generating an improvement in the margin to 89%, compared to 87% a year ago.

Professional services increased by 38%, year over year, reflecting the Company’s promotion of more and more services to help customers develop applications with ILOG’s BRMS. For the year, gross margin for professional services slightly decreased to 16%, from 17% last year, due to the investment in headcount designed to strengthen the department.

Operating Expenses

Operating expenses generally increased by 14% over last year due to an increase in hiring and salary adjustments, as well as incentives paid for year end goal achievements. The increase in operating expenses is also due to the strengthening euro against the dollar by 7% year over year, affecting more than half of the Company’s expenses, which are denominated in euros.

Income Taxes

The lower income tax expense amounted to $0.7 million compared to $1.1 million in the prior year. This lower expense is due to the tax credit recorded in the last quarter of the fiscal 2005, relating to research costs incurred in calendar 2004, as explained above.

Balance Sheet and Cash Flow Discussion

Cash and short-term investments as of June 30, 2005 increased to $61.7 million from $52.2 million on June 30, 2004, primarily as a result of the Company’s profitability and a tighter control of working capital. Accounts receivable as of June 30, 2005 have decreased to 63 days sales outstanding due to a concentrated effort on collections and credit control, as opposed to 82 days as of June 30, 2004. Investing activities used cash in the amount of $4.9 million, part of which represented the investment in the JLOOX acquisition which occurred in the first quarter of fiscal 2005. In addition, the Company made a minor investment in a third party software company. During the year, $3.3 million was generated from the issuance of shares under the Company’s employee share purchase plans and the exercise of stock options.

As of June 30, 2005, shareholder equity increased by $8.7 million, from $49.7 million to $58.4 million, mainly reflecting the Company’s profitability incurred during the year, but also the issuance of shares under the Company’s employee share purchase plans. On June 30, 2005, the Company had 18,005,407 shares issued and outstanding, compared to 17,625,699 in June 30, 2004, primarily due to the issuance of 379,708 shares under the Company’s employee share purchase plans and the exercise of stock options.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros are prepared in accordance with accounting principles generally accepted in France.

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark, and JLOOX is a trademark of ILOG.